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                                            Filed by: Interlogix, Inc. This
                                            Communication is filed pursuant to
                                            Rule 425 under The Securities Act
                                            of 1933, as amended, and deemed
                                            filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934.

                                            Subject Company: Interlogix, Inc.
                                            Commission File Number: 0-24900


THIS MEMO SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. GENERAL ELECTRIC COMPANY WILL FILE A REGISTRATION STATEMENT WITH THE SECURITIES EXCHANGE COMMISSION REGARDING THIS TRANSACTION. THIS DOCUMENT AND OTHER RELEVANT DOCUMENTS CONCERNING THE TRANSACTION TO BE FILED WITH THE COMMISSION WILL BE AVAILABLE FREE OF CHARGE FROM THE COMMISSION'S WEBSITE (WWW.SEC.GOV) AND FROM GE AND INTERLOGIX. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS ARE URGED TO READ THEM ONCE THEY BECOME AVAILABLE.

                              *    *    *

[INTERLOGIX LOGO]                                  114 West 7th St., Suite 1300
                                                   Austin, Texas  78701
                                                   Phone:  (512) 381-2760
                                                   Fax:  (512) 381-1773


MEMORANDUM
----------
TO:                All Interlogix Employees

FROM:              Ken Boyda

SUBJECT:           Today's Press Release

DATE:              December 18, 2001
--------------------------------------------------------------------------------

This morning we issued a press release with GE Industrial Systems, a division of General Electric Corporation, announcing that we have signed an agreement by which our company would be acquired by GE. GE Industrial Systems is a global leader in manufacturing products used to distribute, protect and control electrical power and equipment and in supplying product and service solutions for commercial, industry, residential and utility applications.

GE Industrial Systems recognizes the leadership position and high quality standing we have established within the global electronic security industry, as well as the leading edge technology platforms we bring to both wired and wireless applications. Our technologies will greatly enhance and strengthen GE Industrial Systems core product and service offerings, creating greater growth opportunities on a much larger scale.

As most of you know, the electronic security industry has changed dramatically over the past three years, and we have always recognized the strategic importance of being aligned with companies from which we could further strengthen and grow our business. Interlogix as part of GE Industrial Systems will create a dynamic force within the global security products and services industry.

Going forward, I believe Interlogix as part of GE Industrial Systems will continue to participate in a high growth environment, where we will maintain our focus on bringing proven products, services and system solutions that will ease global concerns over safety and security.

We anticipate the transaction will close sometime in the first quarter of 2002, and will provide you with important updates as we progress. On behalf of the entire senior management team at Interlogix, I wish you and your families Happy Holidays and a Peaceful and Prosperous New Year.


/s/ Ken